Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES 2011 EXPLORATION UPDATE

(All dollar amounts are expressed in United States dollars unless otherwise specified)

TORONTO, ONTARIO, June 22, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced mid-year highlights from its 2011 exploration program at existing operations, development projects and a new discovery, Arco Sul in Brazil.

2011 Exploration Highlights:

•
El Peñón, Chile - The further delineation of the sub-parallel Victoria vein system, within the Pampa Augusta Victoria vein system, with some significant near surface gold and silver values. The Victoria vein system is now described as a near surface, oxidized, high grade core of mineralization occurring over 400 metres along strike and 100 metres down dip and remains open along strike and down dip.

•
Chapada, Brazil - Significant gold and copper mineralization has been discovered at Corpo Sul, southwest of and on strike with the main Chapada pit, and the previously discovered Suruca deposit to the northeast of the pit. Copper and gold mineralization has now been identified at Chapada along a strike length of almost 12 kilometres.

•	Jacobina, Brazil -The continued confirmation of grades that are higher than the current mineral reserve grade of 2.5 grams per tonne (g/t) gold.
•	Mercedes, Mexico - The continued confirmation of higher than average grades at Lagunas Norte and significant widths at Diluvio which are expected to increase mineral resources.
•
Pilar, Brazil - The extension of mineralization, opening up exploration potential towards Tres Buracos to the north for over 2.0 kilometres, as well as the extension of mineralization for 2.6 kilometres down dip of the current resource.  These extensions are expected to rapidly add further mineral resource growth at the project.

•
Fazenda Nova, Brazil - A new discovery, Arco Sul, located just south of the decommissioned Fazenda Nova mine in Goiás State, Brazil.  To date, drilling has delineated high grade gold values along almost one kilometre of strike length.

The Company’s exploration budget was increased by approximately 25% to $105 million which was announced in May, 2011.  This increase partially resulted from the significant cash flow being generated by the Company and the success of the 2010 program as well as the success already achieved in 2011.

Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company’s project pipeline.   A total of 420,000 metres of drilling at 20 projects will be completed as part of the 2011 program.

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Existing Operations

El Peñón, Chile

The high grade underground gold-silver El Peñón mine is located in northern Chile, 160 kilometres southeast of Antofagasta. The 2010 regional exploration program at El Peñón led to the discovery of a new vein system located 30 kilometres to the northeast, Pampa Augusta Victoria (PAV).  To date three sub-parallel vein systems have been identified within PAV: Victoria, Victoria Este and most recently Elizabeth.

During 2011 approximately $4.5 million of the total $25 million in exploration spending at El Peñón will be focused on PAV with the objective of completing an initial mineral reserve and mineral resource estimate.  The majority of the drilling is being completed on the Victoria vein, which, to date, has returned significant near surface gold and silver values.

Select results of recent drilling from the main zone of mineralization are highlighted below (at a 1.0 g/t gold equivalent cutoff):

Hole	From (metres)	To (metres)	Width* (metres)	Gold (g/t)	Silver (g/t)	Gold equivalent (g/t)
SUI0003C	38.60	46.57	7.97	5.13	1, 774	40.61
SUI0005C	27.45	29.47	2.02	1.08	3, 426	69.60
SUI0006C	49.27	54.30	5.03	40.55	2, 602	92.59
SUI0007C	71.39	75.54	4.15	21.57	2, 238	66.33
SUI0010C	79.62	85.32	5.70	8.63	443	17.49
SUI0011C	36.20	37.50	1.30	10.36	1, 937	49.10
SUI0012C	63.50	73.50	10.00	2.24	664	15.52
SUI0013C	28.00	30.00	2.00	17.95	2, 426	66.47
SUI0014C	56.00	58.58	2.58	11.27	3, 943	90.13
SUI0015C	63.00	69.08	6.08	5.53	963	24.79
SUI0016C	79.57	81.20	1.63	2.60	487	12.34
SUI0017C	26.00	28.20	2.20	7.29	2, 021	47.71
SUI0021C	60.00	66.50	6.50	11.79	1, 067	33.13
SUI0028	9.00	11.00	2.00	22.10	4, 508	112.26
SUI0029C	66.27	67.36	1.09	6.25	677	19.79
SUI0037C	132.30	138.50	6.20	5.94	1, 057	27.08
SUI0038C	116.00	118.00	2.00	17.49	1, 207	41.63
“C” denotes diamond drilling
*Width in metres does not represent the true width

The Victoria vein system can now be described as a near surface, high grade core of mineralization that has been traced along a strike length of over 400 metres and to a vertical depth of at least 100 metres from the surface at 1,750 metres elevation to 1,625 metres elevation.  The mineralization remains open along strike and down dip. The near surface, highly oxidized nature of this mineralization will facilitate rapid low cost development and recoveries which should be in the range of the original near surface mineralization at El Peñón (approximately 95 percent for gold and 90 percent for silver).

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Exploration drilling will continue throughout 2011 to further extend mineralization at Victoria both along strike and down dip and will also expand and confirm the resource potential of the Victoria Este and Elizabeth veins.

Chapada, Brazil

The Chapada open pit gold-copper mine is located northwest of Brasília in Goiás State. The $4.7 million 2011 exploration program that includes 23,000 metres of diamond drilling will principally target the southern extension of the Chapada pit at Corpo Sul and the southern extension at Suruca, a satellite deposit that is located six kilometres northeast of Chapada.

Past shallow surface drilling at Corpo Sul had identified several small, oxide gold occurrences along strike of the known ore body currently being mined.  Early results from current diamond drilling completed beneath the oxide zones have returned very encouraging gold/copper values from sulphide mineralization that indicates the Chapada ore body continues to the southwest.  Results have been received from seven drill holes, three located immediately adjacent to the Chapada open pit (NM series holes) and four located approximately 1.7 kilometres further along strike to the southwest (CS series holes).  All of the holes have returned mineralization similar in grade and composition to that currently being mined.

Results from recent drilling are highlighted below (at a 0.3 g/t gold equivalent cutoff):

Hole	From (metres)	To (metres)	Width * (metres)	Gold (g/t)	Copper (%)
NM-49	115.50	162.00	46.50	0.40	0.28
Incl.	127.00	139.00	12.00	0.60	0.30
NM-50	39.78	148.92	109.14	0.20	0.30
Incl.	127.42	148.92	21.50	0.22	0.40
NM-51	116.00	146.50	30.50	0.33	0.30
Inc.	116.00	135.50	19.50	0.37	0.35
NM-51	154.00	161.50	7.50	0.50	0.27
NM-51	191.32	227.70	36.38	0.14	0.21
Incl.	172.51	180.00	7.49	0.31	0.26
NM-52	58.00	72.00	14.00	0.44	0.86
Incl.	61.00	68.62	7.62	0.55	1.08
CS-06	0.00	20.25	20.25	0.48	0.35
CS-06	20.25	53.00	32.75	0.22	0.49
Incl.	20.25	31.00	10.75	0.38	0.94
CS-08	0.62	10.00	9.38	0.15	0.14
CS-08	10.00	91.37	81.37	0.47	0.47
Incl.	70.00	86.00	16.00	0.80	0.60
CS-09	221.20	242.38	21.18	0.19	0.26
incl.	235.00	242.38	7.38	0.22	0.33
CS-10	0.00	29.14	29.14	0.21	0.32
CS-10	29.14	195.00	165.86	0.18	0.27
Incl.	29.14	51.00	21.86	0.17	0.40
Incl.	81.00	151.00	70.00	0.24	0.30
Incl.	170.00	195.00	25.00	0.26	0.30
*Width in metres does not represent the true width

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The drilling at Corpo Sul has identified gold and copper mineralization along a minimum strike length of 1.7 kilometres, to a depth of almost 200 metres and mineralization remains open along strike and down dip.  With the discovery of Suruca in late 2009 and the positive results at Corpo Sul this year, copper and gold mineralization has now been identified along a strike length of almost 12 kilometres including the main Chapada deposit.

During the remainder of 2011, diamond drilling will continue to focus on the expansion and delineation of mineralization at Corpo Sul and the southern extension of Suruca towards the Chapada pit.

Jacobina, Brazil

The Jacobina mine in Bahia State in northeastern Brazil consists of a complex of underground gold deposits.  The objectives of the 2011 exploration program are to upgrade current mineral resources to mineral reserves at Canavieiras and Morro do Vento, to improve overall mineral reserve grade for the mine, and to add new mineral resources along strike extensions in those zones. The 2011 exploration budget of $5 million includes 14,000 metres of diamond drilling.

In 2011, 19 drill holes have been completed at the Canavieiras deposit and results from the first 10 holes confirm grades that are higher than the current mineral reserve grade.

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Results from recent drilling are highlighted below (at a 0.5 g/t gold cutoff):

Hole	From (metres)	To (metres)	True Thickness (metres)	Gold (g/t)
CANIF09	540.50	563.00	13.85	7.04
CANIF11	587.76	589.24	0.74	1.26
CANIF12	138.00	142.45	2.03	2.92
CANIF13	587.16	588.50	0.61	4.47
CANIF13	595.00	597.50	1.15	0.86
CANIF13	637.30	651.00	6.28	3.40
CANIF13	673.50	686.00	5.73	2.44
CANIF13	705.17	709.21	1.85	13.10
incl.	706.52	708.46	0.89	25.87
CANIF15	331.00	333.50	2.10	8.30
CANIF15	348.50	350.00	1.26	1.24
CANIF15	368.50	370.80	1.93	3.26
CANIF16	293.30	297.63	3.55	7.97
CANIF16	302.00	304.00	1.64	5.08
CANIF16	321.50	322.92	1.16	1.52
CANIF16	344.52	349.58	4.14	3.63
CANIF16	362.86	364.49	1.34	21.27
CANIF16	371.86	376.50	3.80	2.39
CANIF17	297.49	304.87	6.58	1.66
CANIF17	339.40	349.17	8.71	2.52
CANIF17	357.30	361.30	3.56	1.10
CANIF18A	468.20	474.10	3.92	1.65
CANIF18A	490.40	494.00	2.39	3.51
CANIF18A	505.50	510.50	3.33	1.70
CANIF18A	521.00	522.65	1.10	1.59
CANIF18A	528.00	532.15	2.76	1.83
CANIF18A	540.00	548.50	5.65	5.51
CANIF18A	564.50	568.00	2.33	3.59
CANIF21	361.00	363.60	1.56	1.17
CANIF21	389.80	392.08	1.37	2.03
CANIF21	464.30	468.00	2.22	1.19
CANIF21	470.00	472.50	1.50	1.84
CANIF21	474.75	480.70	3.56	12.10
CANIF21	485.30	486.50	0.72	1.68
CANIF24	525.50	527.50	1.18	8.69
CANIF24	560.00	561.45	0.85	1.35
CANIF24	584.88	602.50	10.36	7.21
CANIF24	619.30	624.00	2.76	8.85

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Development Projects

Mercedes, Mexico

Mercedes is a gold/silver project located in Sonora Mexico and is currently in development with production expected to begin in mid-2012. Annual production from the mine is estimated to be 120,000 gold equivalent ounces. Mercedes is a gold-silver vein/stockwork system with mineralization contained in four areas: Mercedes, Barrancas, Klondike and Lupita.

The 2011 exploration budget of $8.5 million includes approximately 45,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte and Diluvio zones within the Barrancas and Lupita vein zones.   Three core rigs are currently on site and a total of 20,815 metres have been drilled in 55 holes year-to-date. Exploration success is expected to continue the rapid, low cost mineral resource development at Mercedes resulting in an opportunity to extend the mine life and increase annual production levels.

Barrancas Vein- Lagunas Norte Zone

Drilling at the Lagunas Norte zone continues to intersect one or more epithermal structures of 0.5 to 14.0 metres in width within a major northwest-trending shear zone.  Lagunas Norte is a blind ore shoot on the Barrancas trend, covered by 70 to 120 metres of post-mineral material.  The grades encountered to date at Lagunas Norte are, on average, significantly higher than the average mineral reserve and mineral resource grades within the Mercedes project area.

Results from recent drilling are highlighted below (at a 2.0 g/t gold equivalent cutoff):

Hole	From (metres)	To (metres)	Interval* (metres)	Gold (g/t)	Silver (g/t)
M10-587D	238.65	246.28	7.63	60.61	205.40
M11-597D	255.12	265.18	10.06	9.20	103.50
M11-599D	232.56	237.74	5.18	44.48	362.10
M11-600D	259.84	264.57	4.73	17.75	206.90
M11-602D	243.23	249.63	6.40	21.62	74.50
M11-605D	269.44	273.71	4.27	12.39	25.50
M11-609D	308.15	312.12	3.97	17.59	121.30
M11-616D	380.09	384.66	4.57	6.27	62.00
*Interval in metres does not represent the true width

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To view complete drill results please see the following link:   (link to chart)

The Lagunas Norte ore shoot is currently defined along 130 metres of strike length and is an extension to the Lagunas zone, which has now been identified over 400 metres along strike and up to 150 metres down dip. The total length of the Barrancas zone is 1,100 metres, including Barrancas Centro, Lagunas and Lagunas Norte.

The Lagunas Norte discovery is currently not reflected in Mercedes’ mineral reserves and mineral resources and it is expected that continued exploration success will contribute significantly to mineral resources growth in 2011.

Lupita Vein - Diluvio Zone

Drilling at Lupita has continued to define the dimensions of the Diluvio zone.  Diluvio is a blind ore shoot that was discovered in April 2010.  It is located between 180 and 350 metres below the surface and does not outcrop.  Mineralization encountered in this zone is much wider than in any other area at Mercedes and although lower grade than the Lagunas Norte zone, the widths of mineralization could potentially support bulk underground mining.  The recent drill campaign continues to confirm continuity of this zone, with gold/silver mineralization delineated in an area of approximately 600 metres by 250 metres containing multiple vein/stockwork zones of up to 140 metres in width.

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Results from recent drilling are highlighted below (at a 1.0 g/t gold equivalent cutoff):

Hole		From (metres)	To (metres)	Width * (metres)	Gold (g/t)	Silver (g/t)
L10-077		212.75	243.23	30.48	2.05	16.20
L10-077	and	309.03	316.38	7.35	2.57	8.70
L10-077	and	328.57	337.18	8.61	2.64	8.10
L10-078		340.46	345.66	5.20	7.47	9.10
L10-078	and	361.05	380.09	19.04	3.64	41.50
L10-079		267.61	302.67	35.06	3.22	11.40
L10-079	and	336.20	334.30	6.10	4.71	114.70
L10-081		261.52	292.00	30.48	2.81	5.40
L11-094		260.30	302.97	42.67	3.71	12.00
L11-094	and	331.93	348.69	16.76	4.19	97.40
L11-095	and	248.10	290.78	42.68	2.36	4.90
L11-096		253.89	331.02	77.13	2.46	7.30
L11-096	and	351.43	369.72	18.29	2.32	27.60
L11-105		330.09	354.48	23.85	1.78	7.20
L11-107		327.35	405.85	78.50	1.33	11.80
L11-109		418.79	430.98	12.19	5.88	41.18
*Width in metres does not represent the true width

To view complete drill results please see the following link:   (link to chart)

The continued exploration success and growing mineral resources at Mercedes are being evaluated to potentially increase mining and production rates as well as the extension of mine life.

Pilar, Brazil

Pilar is a development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine.  The project is currently in the permitting stage with production expected to begin in the first quarter of 2013. Annual production from the mine is estimated to be 100,000 ounces of gold.  The Pilar gold deposit is hosted by graphite and chlorite schists. Three main mineralized areas have been outlined along a strike length of approximately four kilometres. They are from south to north, Jordino, Ogo and Tres Buracos.

During 2011, approximately 45,000 metres of diamond drilling will be completed as part of a $9.8 million exploration budget.  The drilling is focused on the expansion of the Jordino resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the north towards Tres Buracos, where a small near surface, inferred mineral resource exists. Year-to-date, 74 drill holes have been completed totaling 24,000 metres and drill results confirm that growth in mineral reserves and mineral resources will continue in 2011.

Of particular note, JD-387 intersected the HG1 mineralized horizon 2.6 kilometres down dip of the current mineral resource to the southwest. Although the intersection was modest, 0.6 metres of 4.72 g/t gold, it indicates that the mineralized system continues over more than 2,000 metres of dip length as this hole lies along the same trend as holes JD-406, JD-386 and previously released hole JD-364.

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The most important geological discovery to date in 2011 is from northwest of the Jordino mineral resource area at the Ogo deposit where hole JD-431 has extended the HG1 mineralization along strike by 830 metres. It extends the HG1 deposit below a zone previously thought to be the footwall of the Jordino zone thus opening up exploration potential to the north for over 2.0 kilometres.

The Company has already increased the capacity of the mill by 30 percent from feasibility study level and continues to assess potential increases to production and mine life with a strategic plan to fully utilize the increased capacity beginning sometime in 2014.

To view complete drill results please see the following link:   (link to chart)

New Discovery

Arco Sul, Brazil

Arco Sul is a new discovery that was made in late 2010.  The discovery was made one kilometre from the Company’s decommissioned Fazenda Nova mine in western Goiás State, Brazil and 380 kilometres from the Company’s Chapada Mine. The discovery is characterized by a zone of stockwork and breccias that appear to be the strike and dip extension of previously mined oxide ores at Fazenda Nova.

Discovery hole, BC-03, intersected four mineralized intervals with average thicknesses of 20 metres each and average grades of 2.7 g/t gold.

The best hole to date, BC-05 extended the mineralization of BC-03 approximately 400 hundred metres along strike to the southeast. The hole intersected the same style of mineralization as in BC-03 but with substantially higher grades. In addition, BC-07 extended mineralization 150 metres along strike to the north under the previously mined Fazenda Nova open pit.  Other significant intersections are detailed below:

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Results from recent drilling are highlighted below (at a 0.30 g/t gold cutoff):

Hole	From (metres)	To (metres)	Width* (metres)	Gold (g/t)
BC-03	190.0	225.0	35.0	2.58
	234.0	253.2	19.2	2.69
	308.0	331.0	23.0	3.56
	373.1	393.4	20.4	2.00
BC-05	94.4	104.0	9.3	26.00
BC-07	152.0	157.3	5.3	8.46
	165.0	167.4	2.4	7.40
BC-08	125.5	132.7	7.2	10.89
	255.0	257.6	2.6	10.48
BC-09	310.4	316.0	5.7	4.21
BC-11	167.0	171.0	4.0	3.24
BC-12	115.1	117.37	2.27	4.28
*Width in metres does not represent the true width

To view complete drill results please see the following link:   (link to chart)

Mineralization has been traced along strike for one kilometre and across a width of 300 metres as shown by current drilling and geologic interpretation. Diamond drilling began in September 2010 and 12 holes totaling 5,286 metres have been drilled to date.

Additional drilling will be completed in 2011 to better understand the geometry of mineralization.

Further exploration results will be reported with the Company’s second quarter results expected in early August.

To view a complete presentation on these exploration results, please visit www.yamana.com

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

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Qualified Persons
Other than set forth herein, Sergio Brandão, P. Geo., Director of Exploration, Brazil for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release relating to Arco Sul, Chapada, Jacobina and Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

Other than set forth herein, Mark Hawksworth, P. Geo., Director of Exploration, Mercedes for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information  contained within this press release relating to Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

Other than set forth herein, Darcy Marud , P. Geo., SVP Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information  contained within this press release relating to El Peñón   and Pampa Augusta Victoria and serves as the Qualified Person as defined in National Instrument 43-101.

As part of its rigorous QA QC protocols Yamana utilizes only internationally recognized, third party, independent laboratories for all its analytical work.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 Email: linda.armstrong@yamana.com www.yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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